Higgins Capital Management, Inc.
Notes to Financial Statements
December 31, 2015

Note 1 – Organization and Nature of Business

Higgins Capital Management, Inc., (the Company), was incorporated June 24, 1996 and approved as a broker-dealer by the NASD on February 18, 1997. The NASD and NYSE Member Regulation consolidated in 2007 to form the Financial Industry Regulatory Agency ("FINRA").

Note 2 – Significant Accounting Policies

Basis of Presentation – The Company conducts business on a fully disclosed basis. The Company does not hold customer funds and/or securities. The Company currently conducts several types of business as a securities broker-dealer, including:

- Broker or dealer retailing corporate equity securities over-the-counter
- Broker or dealer selling corporate debt securities
- U.S. government securities dealer
- U.S. government securities broker
- Municipal securities dealer
- Municipal securities broker
- Investment advisory services

Under its membership agreement with FINRA and pursuant to Rule 15c3 (k) (2) (ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition–Commissions for Higgins Capital Management, Inc. on exchange listed equities are recognized the day of the trade and recorded by the clearing firm, RBC, on the books for Higgins Capital. Higgins Capital is paid by RBC based on settlement date.

Commissions (credit) for fixed income (other securities) are recognized the day of the trade and recorded by the clearing firm, RBC, on the books for Higgins Capital. Higgins Capital is paid based on settlement date.

For accounts held at RBC, management fees are paid in advance, by automatically debiting client accounts at the 1st of each quarter.

For accounts held at TD Ameritrade, the management fee is invoiced to the customer at the beginning of each quarter, and then paid to Higgins Capital via TD Ameritrade.

Mutual fund commissions are recognized the day of the trade and recorded by the clearing firm, RBC, on the books for Higgins Capital. Higgins Capital is paid by RBC based on settlement date.

Mutual fund trails are recognized monthly by RBC on the books of Higgins Capital and paid by RBC at the end of each month based on settlement date.

Other revenue is a part of RBC's itemized clearing credits/costs and are either debited or credited by RBC at the end of each month and paid to Higgins Capital.

Income Taxes – The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Note 2 – Significant Accounting Policies (continued)

Income Taxes (continued)
The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2011 to the present, generally for three years after they are filed.

Depreciation – Depreciation is calculated on the accelerated method over estimated economic lives. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Property and equipment are carried at cost.

Statement of Changes in Financial Condition – The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Note 3 - Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Note 3 - Fair Value (continued)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2015.

Fair Value Measurements on a Recurring Basis
As of December 31, 2015

	Level 1	Level 2	Level 3	Total
Cash	$ 78,925	$ -	$ -	$ 78,925
Clearing Deposit	50,000			50,000
Equities			14,160	14,160
	$128,925	$ -	$14,160	143,085

Note 4 – Receivable From and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2015, consist of the following:

	Receivable	Payable
Fees and commissions receivable/payable	$37,541	$ 0

Note 5 - Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 6 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 5c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day by day, but on December 31, 2015, the Company had net capital of $165,225 which was $140,225 in excess of its required net capital requirement of $25,000. The Company's ratio of aggregate indebtedness, $13,277 to net capital was 8.04%.

Note 7 – Provision for Income Taxes

The Company files its Federal tax return on the cash basis. There are no Federal and state taxes owed. The provision for income taxes for the year consists of the following:

Federal	$ 0
State – Minimum tax	800
	$800

Note 8 – Deposit – Clearing Organization

The Company is registered under SEC Rule 15c3-3(k) (2) (ii) which provides that all the funds and securities belonging to the Company's customers are handled by a correspondent broker-dealer. The Company has a clearing agreement with RBC Dain Rauscher. The Company's deposits are as follows:

Cash	$ 50,000

Note 9 – Commitments

The Company has a three-year extended lease. Future lease payments are:

2016   27,454
2017   28,254
2018   7,114
       $62,822

Note 10 – Exemption from the SEC Rule 15c3-3

The Company is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer

Note 11 -- SIPC Supplementary Report Requirement

During the year ended December 31, 2015, SIPC raised its member's assessment to 0.0025 of each member's securities business total revenue. The Company is not required to complete the SIPC Supplementary Report under SEC Rule 17a-5(e) (4) for fiscal year ending December 31, 2015 because the Company's SIPC Net Operating Revenues are under $500,000.

Note 12 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2015 through February 26, 2016, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would require disclosure.